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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

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                                 SCHEDULE 14D-9

                     SOLICITATION/RECOMMENDATION STATEMENT

      PURSUANT TO SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

                            ------------------------

                            HAMBRECHT & QUIST GROUP
                           (NAME OF SUBJECT COMPANY)

                            HAMBRECHT & QUIST GROUP
                      (NAME OF PERSON(S) FILING STATEMENT)

                     COMMON STOCK, PAR VALUE $.01 PER SHARE

                         (TITLE OF CLASS OF SECURITIES)

                                   406545103
                     (CUSIP NUMBER OF CLASS OF SECURITIES)

                            ------------------------

                           STEVEN N. MACHTINGER, ESQ.
                         GENERAL COUNSEL AND SECRETARY
                                ONE BUSH STREET
                        SAN FRANCISCO, CALIFORNIA 94104
                                 (415) 439-3000
      (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO RECEIVE
    NOTICES AND COMMUNICATIONS ON BEHALF OF THE PERSON(S) FILING STATEMENT)

                                WITH A COPY TO:
                            EDWARD D. HERLIHY, ESQ.
                         WACHTELL, LIPTON, ROSEN & KATZ
                              51 WEST 52ND STREET
                            NEW YORK, NEW YORK 10019
                                 (212) 403-1000
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                                  INTRODUCTION

     This Solicitation/Recommendation Statement on Schedule 14D-9 (this "Schedule 14D-9") relates to an offer by Bridge Acquisition Corporation, a Delaware corporation (the "Purchaser") and a wholly-owned subsidiary of The Chase Manhattan Corporation, a Delaware corporation ("Parent"), to purchase all of the Shares (as defined below) of Hambrecht & Quist Group, a Delaware corporation (the "Company").

ITEM 1.  SECURITY AND SUBJECT COMPANY.

     The name and address of the principal executive offices of the Company is Hambrecht & Quist Group, One Bush Street, San Francisco, California 94104. This
Schedule 14D-9 relates to the shares of the Company's common stock, par value $0.01 per share (the "Shares").

ITEM 2.  TENDER OFFER OF THE BIDDER.

     This Schedule 14D-9 relates to the tender offer made by the Purchaser, disclosed in a Tender Offer Statement on Schedule 14D-1 (as amended or supplemented from time to time, the "Schedule 14D-1") dated October 4, 1999, to purchase all the outstanding Shares at a price of $50.00 per Share, net to the seller in cash, without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase dated October 4, 1999 (as amended or supplemented from time to time, the "Offer to Purchase"), and the related Letter of Transmittal (which, together with any amendments or supplements thereto, collectively constitute the "Offer"), copies of which are filed as Exhibits
(a)(1) and (a)(2) hereto, respectively, and incorporated herein by reference.

     The Offer is being made pursuant to an Agreement and Plan of Merger, dated as of September 27, 1999, among the Company, the Purchaser and Parent (the "Merger Agreement"), which provides for the making of the Offer by the Purchaser, subject to the conditions and upon the terms of the Merger Agreement, and for the subsequent merger of the Purchaser with and into the Company (the "Merger"). In the Merger, each Share outstanding immediately prior to the effective time of the Merger (the "Effective Time") (other than Shares held in the treasury of the Company or held by any of the Company's wholly-owned subsidiaries, or by Parent, the Purchaser or any other wholly-owned subsidiary of Parent (in each case, other than Shares held, directly or indirectly, in trust accounts, managed accounts and the like or otherwise held in a fiduciary, nominee or custodial capacity that are beneficially owned by third parties, including shares held by mutual funds for which a subsidiary of Parent or the Company acts as investment adviser and other than Shares held by Parent or Company or any of their Subsidiaries in respect of a debt previously contracted in good faith), Shares held by stockholders validly exercising appraisal rights pursuant to the General Corporation Law of the State of Delaware and restricted Shares ("Restricted Shares") issued under any stock option plan, restricted stock plan or other agreement or award maintained by the Company ("Company Stock Plans") (other than Restricted Shares that vest effective as of the Effective Time pursuant to the Company Stock Plans)) will, by virtue of the Merger and without any action by the holder thereof, be converted into the right to receive, without interest, an amount in cash equal to $50.00 (or any higher price Purchaser determines in its sole discretion to pay in the Offer) per Share (the "Merger Consideration"). The Merger Agreement, a copy of which is filed as Exhibit (c)(1) hereto, is summarized in Section 11 of the Offer to Purchase and incorporated herein by reference.

     The Schedule 14D-1 states that the principal executive offices of the Purchaser and Parent are located at 270 Park Avenue, New York, New York 10017.

ITEM 3.  IDENTITY AND BACKGROUND.

     (a) The name and business address of the Company, which is the person filing this statement, are set forth in Item 1 above, which information is incorporated herein by reference.

     (b) (1) GENERAL. The information contained in Section 11 of the Offer to Purchase is incorporated herein by reference. Certain contracts, agreements, arrangements and understandings between the Company and certain of its executive officers are described in the Information Statement dated October 4, 1999, included as Annex A to this Schedule 14D-9 and incorporated herein by reference. The Information Statement will be furnished to the Company's stockholders pursuant to Section 14(f) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and Rule 14f-1 promulgated thereunder in connection with Parent's right (after consummation of the Offer) to designate persons to be appointed to the Board of Directors of the Company (the "Board") other than at a meeting of the stockholders of the Company.

     Certain members of the Board and certain executive officers of the Company signed a voting and tender agreement (the "Support Agreement") with Parent, whereby each of them agreed, among other things and subject to the terms and conditions of the Support Agreement, to tender the Shares (other than Restricted Shares) owned by them in the Offer and to vote such Shares in favor of the Merger. The Support Agreement is filed as Exhibit (c)(2) hereto, is summarized in Section 11 of the Offer to Purchase, and each of such Exhibit and such summary is incorporated herein by reference. Other such contracts, arrangements and understandings known to the Company are described below or are summarized in
Section 11 of the Offer to Purchase, which is incorporated herein by reference.

     (2) CERTAIN EXECUTIVE COMPENSATION AND OTHER EMPLOYEE-RELATED MATTERS IN CONNECTION WITH THE MERGER.

     Existing Employment Agreements. Daniel H. Case III, Chairman of the Board and Chief Executive Officer of the Company, is party to an employment agreement with the Company. The consummation of the transactions contemplated by the Offer and the Merger will constitute a "change in control" under this agreement. Under this agreement, if Mr. Case resigns within six months of a change in control of the Company, (i) he is entitled to receive a payment equal to 25% of the total compensation he received in the 24-month period immediately preceding the date of his resignation, (ii) half of any stock options previously granted by the Company to Mr. Case that are not yet vested will vest and such options will remain exercisable for a two-year period following the resignation and (iii) Mr. Case will retain the right to co-invest in venture capital opportunities of the Company on the same basis as executive officers of the Company for a period of two years following such resignation or until he becomes employed by another full-service investment banking firm. As of the Effective Time, the agreement will be superseded by the employment agreement between Mr. Case and Chase Securities Inc. described below.

     Employment Agreement Between Mr. Case and Chase Securities Inc. In connection with the Merger Agreement, Parent (through Chase Securities Inc.) entered into an Employment Agreement (the "Employment Agreement") with Mr. Case. Pursuant to the Employment Agreement, Mr. Case agreed to serve as Chairman and Chief Executive Officer of Chase Securities West and Head of Parent's Global Technology Group, for the period commencing on the date of the consummation of the Merger (the "Closing Date") and ending on December 31, 2002.

     The Employment Agreement contains restrictive covenants providing that Mr. Case will not, in any capacity, until the earlier of December 31, 2003, or one year following the end of his employment, directly or indirectly (or on his own behalf or on behalf of any other person or entity): (i) become involved in any business activity that is competitive with any aspect of the business of the Company as currently conducted (or as it may evolve following Parent's acquisition of the Company), (ii) solicit, assist in soliciting or offer employment to certain employees of Parent or its affiliates or (iii) solicit or assist in soliciting the business of certain clients of Parent or its affiliates.

     As compensation for Mr. Case's services pursuant to the Employment Agreement, he is entitled to: (i) an annual base salary of $300,000, (ii) an annual bonus of not less than $7,000,000 (prorated with respect to the last three months of 1999), (iii) restricted shares of Parent Common Stock (as defined below) valued at $14,000,000 (granted as of the Closing Date and vesting in equal installments on each of the first four anniversaries thereof, provided that Mr. Case remains employed through the applicable vesting date and does not violate any of the foregoing restrictive covenants), (iv) options to purchase 283,305 shares of Parent Common Stock, with an exercise price of $74.125 per share (granted as of the Closing Date and with a three-year vesting period, provided Mr. Case remains employed through the applicable vesting date), (v) employee

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benefits comparable to those provided to similar executives, (vi) reimbursement of reasonable business expenses, and (vii) a gross-up payment to negate the impact of any excise tax which might be imposed upon him. In the event of Mr. Case's death or disability, his restricted shares and stock options will fully vest. If Mr. Case is terminated without cause (as defined in the Employment Agreement), or if he resigns for good reason (as defined in the Employment Agreement), then his restricted shares and stock options would likewise become fully vested, and (subject to his continued compliance with the foregoing restrictive covenants) he would also be entitled to (i) continued payment of his base salary and annual bonus until December 31, 2002, (ii) certain outplacement and financial counseling services and (iii) continued participation in employee welfare benefit plans.

     Employee Retention Pool. Parent and the Company have agreed to establish a retention pool, consisting of shares of Common Stock, par value $1.00 per share of Parent ("Parent Common Stock") to be allocated among certain key employees of the Company to retain the services of those employees through and after the closing of the Merger. The shares of Parent Common Stock in the pool will be valued at $200 million in the aggregate and will vest in four equal installments on each of the first four anniversaries of the consummation of the Merger, subject to immediate vesting in full on the death or disability of a participant or termination of a participant's employment without cause. The allocation of shares in the retention pool among the participants will be mutually determined by Parent and the Company. The unvested portion of a participant's retention pool shares is subject to forfeiture if the participant voluntarily terminates his or her employment or violates certain confidentiality, non-compete and non-solicitation obligations, or a participant's employment is terminated for cause.

     Effect of the Merger on Employee Benefit and Stock Plans. The Merger Agreement contemplates that certain actions will be taken in respect of employee benefit and stock plans in which executive officers of the Company are eligible to participate. After the Effective Time but prior to January 1, 2000, employees of the Company and its subsidiaries who continue their employment with the Company, Parent or their subsidiaries will be provided with employee benefits that are substantially identical to those currently provided under the Company's employee welfare benefit plans, and that are comparable to those provided under the Hambrecht & Quist Group Savings and Employee Stock Ownership Plan. Following December 31, 1999, these employees will be provided with employee benefits that are comparable to those provided by Parent and its subsidiaries to their similarly-situated employees. Parent and its subsidiaries will give effect to these employees' years of service with the Company or its subsidiaries, as the case may be, as if such service had been with Parent or its subsidiaries, for purposes of determining eligibility to participate in, and vesting (but not accrual) of benefits of, any plans made available to such employees after the Effective Time.

     At the Effective Time, options to purchase Shares issued under the Company's Stock Plans that are outstanding and unexercised immediately prior to the Effective Time will be converted into options to purchase Parent Common Stock on terms substantially identical to those in effect immediately prior to the Effective Time under the terms of the Company Stock Plan under which the options were issued, except that the number of shares of Parent Common Stock purchasable on exercise of such converted options, and the exercise price therefor, will be adjusted to reflect the ratio (the "Conversion Ratio") of the Merger Consideration to the average closing sale price of Parent Common Stock on the NYSE during the 20 consecutive full NYSE trading days ending on the second business day before the Closing Date. Options to acquire Shares that would otherwise become exercisable within 12 months of the Effective Time will vest at the Effective Time.

     Restricted Shares issued to a holder under the Company's Stock Plans that have not vested prior to the Effective Time, provided that they would not otherwise vest within 12 months after the Effective Time, will be converted into restricted shares of Parent Common Stock on terms substantially identical to those in effect immediately prior to the Effective Time under the terms of the Company Stock Plan under which such Restricted Shares were issued and in a number determined by multiplying the number of the holder's Restricted Shares by the Conversion Ratio. Restricted Shares that would otherwise vest within such 12-month period will become unrestricted at the Effective Time and will be converted in the Merger into the right to receive the Merger Consideration.

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     Indemnification and Insurance.  The Merger Agreement provides that the certificate of incorporation and bylaws of the company surviving the Merger will contain, to the extent permitted by law, the same indemnification provisions as the Company's amended and restated certificate of incorporation and the Company's bylaws and that, unless a modification is required by law, these provisions will be maintained in place for a period of 6 years after the Effective Time with respect to actions or omissions occurring at or prior to the Effective Time. To the extent provided by law, Parent has also agreed to, and to cause the surviving corporation in the Merger to, defend and hold harmless the present and former officers and directors of the Company and of its subsidiaries in their capacities as such against all losses, expenses, claims, damages or liabilities arising out of acts or omissions occurring on or prior to the Effective Time to the fullest extent currently provided by the certificates of incorporation or bylaws of the Company and its subsidiaries, as the case may be. Subject to certain limitations, Parent has also agreed to use its reasonable best efforts to cover the officers and directors of the Company immediately prior to the Effective Time with the directors' and officers' liability insurance policy maintained by the Company (or equivalent substitutes) for a period of 6 years after the Effective Time with respect to acts or omissions arising prior to the Effective Time.

     "Change in Control" Provisions in Existing Company Compensation and Benefits Arrangements. Under the Company's 1996 Equity Plan (the "1996 Equity Plan"), unless the committee of the Board administering the 1996 Equity Plan determines otherwise, any options that would otherwise vest, and any Restricted Shares with respect to which restrictions would otherwise lapse, within 12 months after the date on which a change in control of the Company occurs will vest or become free of restrictions, as the case may be, upon such change in control. Parent, Purchaser and the Company have agreed that such options and Restricted Shares will vest in connection with the Merger.

     With respect to the description of certain provisions of the Merger Agreement contained in this Item 3(b)(2), see Section 11 of the Offer to Purchase, which is incorporated by reference herein.

ITEM 4.  THE SOLICITATION OR RECOMMENDATION.

     (a) RECOMMENDATIONS OF THE BOARD. At a meeting held on September 27, 1999, the Board unanimously (with one director absent) (1) approved and adopted the Offer and the Merger Agreement, (2) declared the Merger to be advisable and determined that the terms of the Offer and the Merger are fair to, and in the best interest of, holders of Shares and (3) determined to recommend that holders of Shares accept the Offer and tender their Shares pursuant to the Offer. Following the meeting, the director who was unable to attend the meeting was informed of the result of the meeting and concurred in the Board's decision. Accordingly, the Board unanimously recommends that the stockholders of the Company tender their Shares pursuant to the Offer. Copies of the joint press release of Parent and the Company announcing the Merger Agreement and the transactions contemplated thereby and a letter to the stockholders of the Company communicating the Board's recommendation are filed as Exhibits (a)(3) and (a)(4) hereto, respectively, and are incorporated herein by reference.

     (b) (1) BACKGROUND. Over the past several years, the management of the Company and the Board have regularly reviewed the Company's performance, strategic direction and prospects in light of changes in the financial services environment, including industry consolidation, increased competition, trends toward full-service financial services companies, the impact of the Internet and other technological changes, and shifts in client preferences and needs. From time to time in recent years, senior executive officers of the Company have informally discussed these and other aspects of the financial services industry and the implications for financial services companies with senior executive officers of Parent and senior executive officers of certain other financial services companies. Some of these informal discussions included general discussions regarding the potential merits of a business combination, a product, distribution or geographic partnership, or other strategic transaction involving the Company. Senior executives of Parent and the Company also had informal discussions during the first half of 1999 regarding a potential transaction, and Parent and the Company entered into a confidentiality agreement on February 8, 1999. Mr. Case regularly briefed the Board and certain members of the Company's senior management on these discussions. These briefings were held at regularly scheduled Board meetings and certain special Board meetings, as well as during informal conversations with

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individual directors. None of the discussions with third parties resulted in any definitive agreement on the terms of any business combination, partnership or other strategic transaction involving the Company.

     In late June, 1999, William B. Harrison, Jr., Chief Executive Officer of Parent, and Mr. Case discussed the potential benefits of a combination of their two companies. Mr. Harrison indicated that Parent continued to be interested in a possible transaction, although Parent wished to conduct preliminary due diligence on the Company before making a more specific proposal on the terms of such a transaction. After conferring with the Board on June 25, 1999, Mr. Case informed Mr. Harrison that the Board had authorized him to continue exploring a possible transaction with Parent and to allow Parent to commence a preliminary due diligence review of the Company. Representatives of Parent commenced the preliminary due diligence investigation in July, 1999, including holding meetings between certain members of the Company's and Parent's senior managements on July 9, 14 and 15. During this time, the senior managements of Parent and the Company discussed generally the possible structures and potential synergies of a business combination transaction. The Board was briefed in detail on these discussions on July 22, 1999 and in August, 1999, as well as during conversations with individual directors throughout August. These briefings included the progress to date of the discussions between the parties and of Parent's preliminary review of the Company's operations. At the deliberations in July and August, the Board authorized Mr. Case and senior management of the Company to continue discussions regarding a potential business combination with Parent.

     At the regular meeting of the Board of Directors of Parent (the "Parent Board") held on July 20, 1999, senior management of Parent briefed the Parent Board on their discussions to date with the senior management of the Company and on the potential strategic benefits of a transaction with the Company.

     On September 8, 1999, the Parent Board held a special meeting at which senior management reported on the results of their discussions with the Company and the proposed structure and range of terms of the transaction to be discussed with the Company. Senior management also briefed the Parent Board on the results of their review of the Company's business and operations and the anticipated synergies and other strategic benefits that could be obtained from the proposed transaction. Senior management noted that, among other things, the transaction with the Company would extend Parent's one-stop investment banking range of products in the highest growth sector of the U.S. economy and would be a step in developing Parent's public equities practice. After discussion, the Parent Board approved the proposed transaction and authorized senior management to negotiate and execute definitive transaction agreements with the Company.

     During the month of September, 1999, the senior managements of the Company and Parent began to discuss and later negotiate the amount and form of consideration that would be payable to Company stockholders in connection with a business combination, and they also discussed various strategies for retaining the services of key Company employees in the event of a business combination.

     On September 17, 1999, following negotiations regarding the amount and form of consideration, James B. Lee Jr., a Vice Chairman of Parent, called Mr. Case and informed him that a price of $50.00, payable in cash for each outstanding Share, would be Parent's best and highest proposal. On September 18, 1999, Mr. Harrison and Mr. Case met to discuss the status of the negotiations and other issues. Parent indicated that it would require Mr. Case to enter into a retention arrangement as a condition to its willingness to enter into a definitive merger agreement. While these conversations were occurring, representatives of Parent continued various aspects of their due diligence review.

     On September 20, 1999, certain members of the Board met with Messrs. Harrison and Lee to discuss Parent's final offer price and related matters. The full Board met on September 21 to discuss the proposal and related matters. At this meeting, the Board considered the Company's business, financial condition, results of operations, current business strategy and future prospects, recent and historical market prices and trading ranges for the Shares, strategic and other potential alternatives to the offer, and other relevant matters, including information presented by senior management and by the Company's advisors regarding the progress of the negotiations between counsel for Parent and the Company over the terms of a definitive merger agreement. Senior management and the Company's financial and legal advisors discussed with the Board the proposed terms of the merger agreement, which contemplated a cash tender offer followed by a cash merger,

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as well as an associated stock option agreement, pursuant to which the Company would grant an option to Parent to purchase up to 19.9% of the outstanding Shares, exercisable on the occurrence of certain events relating to competing offers for the Company, and a support agreement pursuant to which certain affiliates of the Company would agree to tender their shares into the Offer and vote in favor of the Merger. Based on the information presented at these and previous meetings, and after extensive deliberation, the Board authorized senior management of the Company to proceed with the negotiation of definitive documentation relating to the proposed transaction. The Board also authorized senior management to proceed to negotiate satisfactory retention arrangements for key employees and for Mr. Case. From September 22 through 27, 1999, the parties and their advisors negotiated the remaining provisions of the Merger Agreement, the Option Agreement and the Support Agreement, the terms of retention arrangements for key Company employees, and the terms of Mr. Case's employment arrangement.

     At a meeting of the Board held on September 27, 1999, Mr. Case, other members of the Company's senior management and the Company's financial and legal advisors presented to the Board the terms of the proposed Merger Agreement, Option Agreement and Support Agreement and such retention arrangements and discussed with the Board various business issues relating to the transactions contemplated thereby. The Company's financial advisor, Hambrecht & Quist LLC ("H&Q LLC"), presented a detailed financial analysis of the proposed transaction and rendered its opinion that, as of September 27, 1999, the $50 per Share cash consideration to be received in the Offer and the Merger by holders of Shares was fair to such holders (other than Parent and its affiliates) from a financial point of view. The Company's legal advisors discussed with the Board the legal standards applicable to its decisions with respect to the proposed transaction and reviewed the terms of the transaction documents. After discussion and due consideration, the Board unanimously approved (with one member absent) the Merger Agreement, the Option Agreement and the Support Agreement and the transactions contemplated thereby, including the Offer and the Merger, resolved to recommend that holders of Shares tender their shares in the Offer and vote in favor of the Merger, and authorized Mr. Case to enter into the Employment Agreement. Following the meeting, the director who was unable to attend the meeting was informed of the result of the meeting and indicated that he concurred in the Board's decisions.

     After execution and delivery of the Merger Agreement on September 28, 1999, the parties issued a joint press release announcing the definitive agreement, including the Offer and the Merger.

     (2) REASONS FOR RECOMMENDATION. In making the determinations and recommendations set forth in subparagraph (a) above, the Board considered a number of factors, including, without limitation, the following:

          (i) the amount and kind of consideration to be received by the Company's stockholders in the Offer and the Merger;

          (ii) the Company's prospects if it were to remain independent, including the risks and benefits inherent in remaining independent in an industry environment marked by increasing competition and consolidation and the accelerating trend among financial institutions toward larger scale and broader product offerings;

          (iii) the possible alternatives to the Offer and the Merger (including the possibility of continuing to operate the Company as an independent entity), the range of possible benefits to the Company's stockholders of such alternatives and the timing and likelihood of accomplishing any of such alternatives;

          (iv) information with regard to the financial condition, results of operations, business and prospects of the Company, the regulatory approvals required to consummate the Offer and the Merger as well as current economic and market conditions (including current conditions in the industry in which the Company is engaged);

          (v) the historical and recent market prices of the Shares and the fact that the Offer and the Merger will enable the holders of the Shares to realize a premium over the prices at which the Shares traded prior to the execution of the Merger Agreement;

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          (vi) the financial analyses and presentations of H&Q LLC to the Board on September 27, 1999, and the opinion of H&Q LLC delivered on September 27, 1999, to the effect that, as of the date of such opinion and based upon and subject to certain matters stated in such opinion, the $50.00 per Share cash consideration to be received by holders of Shares in the Offer and the Merger was fair, from a financial point of view, to such holders (other than Parent and its affiliates). The full text of the opinion of H&Q LLC, which sets forth the assumptions made, matters considered and limitations on the review undertaken by H&Q LLC, is attached hereto as Annex B and is incorporated herein by reference. H&Q LLC's opinion is directed only to the fairness, from a financial point of view, of the consideration to be received in the Offer and the Merger by holders of Shares (other than Parent and its affiliates) and is not intended to constitute, and does not constitute, a recommendation as to whether any stockholders should tender Shares pursuant to the Offer. Holders of Shares are urged to read such opinion carefully in its entirety;

          (vii) the high likelihood that the proposed acquisition would be consummated, in light of the experience, reputation and financial capabilities of Parent, and that the proposed acquisition could likely be consummated more quickly than a cash merger; and

          (viii) the terms of the Merger Agreement and the Option Agreement, including the parties' representations, warranties and covenants and the conditions to their respective obligations.

     The Board did not assign relative weights to the above factors or determine that any factor was of special importance. Rather, the Board viewed its position and recommendations as being based on the totality of the information presented to and considered by it. In addition, it is possible that different members of the Board assigned different weights to the various factors described above.

ITEM 5.  PERSONS RETAINED, EMPLOYED OR TO BE COMPENSATED.

     The Company has retained H&Q LLC as its financial advisor in connection with the Offer and the Merger. Pursuant to the terms of H&Q LLC's engagement, the Company has agreed to pay H&Q LLC a fee of $750,000 for its services. The Company also has agreed to reimburse H&Q LLC for reasonable out-of-pocket expenses, including fees and disbursements of counsel, and to indemnify H&Q LLC and certain related parties against certain liabilities, including liabilities under the federal securities laws, arising out of H&Q LLC's engagement. H&Q LLC has in the past provided investment banking services to the Company unrelated to the Offer and the Merger, for which services H&Q LLC has received compensation. In the ordinary course of business, H&Q LLC and its affiliates may hold the securities of the Company and may hold or trade the securities of Parent, in each case for the accounts of its customers and, accordingly, may at any time hold a long or short position in such securities. H&Q LLC is a wholly-owned indirect subsidiary of the Company. Certain members of the operating committee and of management of H&Q LLC are also directors and members of management of the Company and also may have interests that are in addition to, and may be different from, the interests of the holders of Shares. The Company's Board was aware of these factors, relied on H&Q LLC's experience in providing advice in connection with mergers and acquisitions and related transactions and did not believe there was a need to retain another advisor in connection with the transactions contemplated by the Merger Agreement, including the Offer and the Merger.

     Neither the Company nor any person acting on its behalf currently intends to employ, retain or compensate any person to make solicitations or recommendations to stockholders on its behalf concerning the Offer.

ITEM 6.  RECENT TRANSACTIONS AND INTENT WITH RESPECT TO SECURITIES.

     (a) Except as set forth below, during the past 60 days, neither the Company nor any subsidiary of the Company nor, to the best of the Company's knowledge, any executive officer, director or affiliate of the Company has effected a transaction in Shares.

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

              NAME                 TRANSACTION DATE    PRICE     SHARES   TRANSACTION TYPE
---------------------------------  ----------------  ---------   ------   -----------------
Todd D. Bakar....................      8/20/99       $43.2662    10,000    Sale of Shares
                                                                          Exercised option
William R. Timken................       9/8/99       $ 2.10*     40,000   to acquire Shares

---------------
     * Exercise price.

     (b) To the best of the Company's knowledge, its executive officers, directors and affiliates currently intend to tender their Shares (other than Restricted Shares) to the Purchaser pursuant to the Offer.

ITEM 7.  CERTAIN NEGOTIATIONS AND TRANSACTIONS BY THE SUBJECT COMPANY.

     (a) Other than as set forth in Item 3(b) or 4, no negotiation is being undertaken or is underway by the Company in response to the Offer which relates to or would result in:

          (1) an extraordinary transaction, such as a merger or reorganization, involving the Company or any subsidiary of the Company;

          (2) a purchase, sale or transfer of a material amount of assets by the Company or any subsidiary of the Company;

          (3) a tender offer for or other acquisition of securities by or of the Company; or

          (4) any material change in the present capitalization or dividend policy of the Company.

     (b) Except as described in Item 3(b) of this Schedule 14D-9, there are no transactions, board resolutions, agreements in principle or signed contracts in response to the Offer that relate to or would result in one or more of the matters referred to in Item 7(a).

ITEM 8.  ADDITIONAL INFORMATION TO BE FURNISHED.

     The Information Statement attached as Annex A hereto is being furnished in connection with the possible election or appointment of persons designated by Parent to a majority of the seats on the Board.

ITEM 9.  MATERIALS TO BE FILED AS EXHIBITS.

*+(a)(1)  Offer to Purchase dated October 4, 1999.
*+(a)(2)  Form of Letter of Transmittal.
 +(a)(3)  Text of press release issued by Parent and the Company dated
          September 28, 1999.
 *(a)(4)  Letter to stockholders of the Company dated October 4, 1999.
 +(a)(5)  Summary Advertisement dated October 4, 1999.
 *(a)(6) Opinion of H&Q LLC (included as Annex B hereto and incorporated herein by reference thereto).
     (b)  Not applicable.
 +(c)(1)  Agreement and Plan of Merger, dated as of September 27,
          1999, among Parent, Purchaser and the Company.
 +(c)(2)  Option Agreement, dated as of September 27, 1999, between
          Parent and the Company.
 +(c)(3)  Tender and Voting Agreement, dated September 27, 1999, among
          Parent and the officers and directors named therein.

 +(c)(4) Confidentiality Agreement, dated as of February 8, 1999, between the Company and Parent.
 +(c)(5) Confidentiality Agreement, dated as of March 29, 1999, between the Company and Parent.
 +(c)(6)  Employment Agreement, dated September 27, 1999, between
          Chase Securities Inc. and Daniel H. Case III.

---------------
* Included in materials delivered to stockholders of the Company.

+ Filed as an exhibit to the Tender Offer Statement on Schedule 14D-1 of Purchaser and Parent dated October 4, 1999, and incorporated herein by reference.

                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                          HAMBRECHT & QUIST GROUP

                                          By:    /s/ DANIEL H. CASE III

                                            ------------------------------------
                                            Name: Daniel H. Case III
                                              Title:   Chairman of the Board and
                                                 Chief Executive Officer

Dated as of October 4, 1999

                                                                         ANNEX A

                            HAMBRECHT & QUIST GROUP
                                ONE BUSH STREET
                        SAN FRANCISCO, CALIFORNIA 94104
                       INFORMATION STATEMENT PURSUANT TO
             SECTION 14(F) OF THE SECURITIES EXCHANGE ACT OF 1934,
                     AS AMENDED, AND RULE 14F-1 THEREUNDER

                            ------------------------

             NO VOTE OR OTHER ACTION OF THE COMPANY'S STOCKHOLDERS
           IS REQUIRED IN CONNECTION WITH THIS INFORMATION STATEMENT.
          NO PROXIES ARE BEING SOLICITED AND YOU ARE REQUESTED NOT TO
                           SEND THE COMPANY A PROXY.

                            ------------------------

     This Information Statement is being mailed on or about October 4, 1999, as a part of the Solicitation/ Recommendation Statement on Schedule 14D-9 (the "Schedule 14D-9") of Hambrecht & Quist Group (the "Company") to the holders of record of shares of Common Stock, par value $.01 per share (the "Shares"), of the Company. You are receiving this Information Statement in connection with the possible election or appointment of persons designated by The Chase Manhattan Corporation ("Parent") to a majority of the seats on the Board of Directors of the Company (the "Board"). Capitalized terms used herein and not otherwise defined herein shall have the meaning set forth in the Schedule 14D-9.

     On September 27, 1999, the Company, Parent and Bridge Acquisition Corporation, a Delaware corporation and a wholly-owned subsidiary of Parent (the "Purchaser"), entered into an Agreement and Plan of Merger (the "Merger Agreement"), in accordance with the terms and subject to the conditions of which the Purchaser commenced the Offer. The Offer is scheduled to expire at 12:00 Midnight, New York City time, on Monday, November 1, 1999, unless the Offer is extended.

     The Merger Agreement requires the Company to cause the directors designated by Parent to be elected to the Board under the circumstances described therein following consummation of the Offer.

     This Information Statement is required by Section 14(f) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and Rule 14f-1 promulgated thereunder. You are urged to read this Information Statement carefully. You are not, however, required to take any action at this time.

     The information contained in the Information Statement (including information incorporated by reference) concerning Parent and the Purchaser and the Parent Designees (as defined herein) has been furnished to the Company by Parent and the Purchaser, and the Company assumes no responsibility for the accuracy or completeness of such information.

                   GENERAL INFORMATION REGARDING THE COMPANY

     The Shares are the only class of voting securities of the Company outstanding. Each Share has one vote. As of September 28, 1999, there were 24,595,169 Shares outstanding. The Board currently consists of three classes with two members each, although the Company's bylaws provide for seven directors, and therefore there is one vacancy. Each director serves a three-year term and until such director's successor has been duly elected and qualified, or until either of such director's earlier resignation or removal. At each annual meeting of stockholders, members are elected to the class of directors whose terms are due to expire in the year in which such meeting is held. The officers of the Company serve at the discretion of the Board.

                  INFORMATION WITH RESPECT TO PARENT DESIGNEES

     Pursuant to the Merger Agreement, promptly upon the purchase and payment for Shares by Purchaser pursuant to the Offer that represent at least a majority of the outstanding Shares, Parent is entitled to designate a number of directors on the Board equal to the product (rounded up to the nearest whole number) of the total number of directors on the Board (after giving effect to the Parent designees) multiplied by the percentage that the number of Shares owned by Purchaser and its affiliates bears to the number of outstanding Shares. The Company will use best efforts to enable such Parent designees to be appointed or elected to the Board. The Company will also use reasonable best efforts to cause the Parent designees to constitute the same percentage of each committee of the Board and of each board of directors of each Company subsidiary and committee thereof as they constitute of the Board (to the extent permitted by law and the rules of The New York Stock Exchange, Inc.).

     The Merger Agreement also provides that the Company and Parent will use reasonable best efforts to retain until the Effective Time at least two of the Company's existing directors who are neither designated by Parent or employees of the Company or its subsidiaries ("Independent Directors"). Following the appointment or election of Parent's designees and prior to the Effective Time, the affirmative vote of a majority of the Independent Directors will be required for the Company to take action to amend or terminate the Merger Agreement, exercise or waive the rights or remedies of the Company under the Merger Agreement, extend the time allotted for Parent or Purchaser to perform their obligations under the Merger Agreement or to approve any action by the Company that could adversely affect the interests of the Company's stockholders (other than Parent, Purchaser or their affiliates) in the Offer and the Merger.

     Parent has informed the Company that it will choose the Parent designees from the persons listed below. Parent has informed the Company that each of the persons listed below has consented to act as a director, if so designated. Biographical information concerning each of the potential Parent designees is presented below.

     The business address of each such designee is c/o The Chase Manhattan Corporation, 270 Park Avenue, New York, New York 10017. Unless otherwise indicated below, each designee has been continuously employed by Parent and its predecessors for more than five years.

                                                 POSITION WITH PARENT; PRINCIPAL
NAME                          AGE      OCCUPATION OR EMPLOYMENT; 5-YEAR EMPLOYMENT HISTORY
----                          ---    --------------------------------------------------------
Neal S. Garonzik              52     Vice Chairman of Parent and The Chase Manhattan Bank
                                     ("Chase Bank"), responsible for Parent's asset
                                     management business and strategic initiatives in
                                     equities and other areas. Mr. Garonzik joined Parent in
                                     August 1999. From 1980 to 1989 and from 1993 to 1997, he
                                     was with Morgan Stanley Dean Witter & Co., most recently
                                     as a member of the firm's management committee and as
                                     head of its equity division.
Donald H. Layton              49     Vice Chairman of Parent and Chase Bank, responsible for
                                     Global Markets, Global Services and International.
James B. Lee Jr.              46     Vice Chairman of Parent and Chase Bank, responsible for
                                     Global Client Management and Investment Banking.
Marc J. Shapiro               52     Vice Chairman of Parent and Chase Bank, responsible for
                                     finance, risk management and administration. Prior to
                                     September 1997, he was Chairman, President and Chief
                                     Executive Officer of Chase Bank of Texas, National
                                     Association.
Jeffrey C. Walker             44     Senior Managing Director of Parent and Chase Bank, and
                                     managing partner of Chase Capital Partners, Parent's
                                     global private equity organization.

     Each such person is a citizen of the United States. Parent has also advised the Company that, to the best of Parent's knowledge, none of the potential Parent Designees (i) is currently a director of, or holds any position with, the Company, (ii) beneficially owns any securities (or rights to acquire any securities) of the Company, or (iii) has been involved in any transaction with the Company or any of its directors, executive officers or affiliates which is required to be disclosed pursuant to the rules and regulations of the Securities and Exchange Commission (the "SEC"), except as may be disclosed herein or in the
Schedule 14D-9 or the Offer to Purchase.

                DIRECTORS AND EXECUTIVE OFFICERS OF THE COMPANY

     Biographical information concerning each of the Company's current directors and executive officers as of September 30, 1999, is as follows:

                   NAME                     AGE                       POSITION(S)
                   ----                     ---                       -----------
Daniel H. Case III........................  42    Chairman of the Board of Directors and Chief
                                                  Executive Officer
David A. Coulter..........................  52    Director
Howard B. Hillman.........................  65    Director
William E. Mayer..........................  59    Director
William J. Perry..........................  72    Director
William R. Timken.........................  64    Director
Patrick J. Allen..........................  37    Managing Director and Chief Financial Officer
Todd D. Bakar.............................  34    Managing Director and Director of Research, H&Q LLC
David G. Golden...........................  41    Managing Director, Co-Director of Investment
                                                  Banking, H&Q LLC
John P. Hullar............................  42    Managing Director and Director of Worldwide Sales,
                                                  H&Q LLC
Steven N. Machtinger......................  50    Managing Director, General Counsel and Secretary
David M. McAuliffe........................  50    Chief Operating Officer
Cristina M. Morgan........................  46    Managing Director, Co-Director of Investment
                                                  Banking, H&Q LLC

DIRECTORS OF THE COMPANY

     Daniel H. Case III. Chairman of the Board and Chief Executive Officer. Mr. Case has been a director of the Company since October 1991. Mr. Case joined the Company in 1981, and was initially an associate and then a principal in the Corporate Finance Department. He also served as Vice President and then a partner in the Venture Capital Department, both in San Francisco and in London. In 1983, he co-founded the business which became Hambrecht & Quist Guaranty Finance. Mr. Case rejoined Corporate Finance in 1986 as co-director of mergers and acquisitions, and became Managing Director and head of Investment Banking in December 1987. In October 1989, he was elected Executive Vice President and in October 1991, he was elected to the Board. In April 1992, he was elected President and Co-Chief Executive Officer. He became Chief Executive Officer in October 1994. In January 1998, Mr. Case became Chairman of the Board and resigned as the Company's President. Mr. Case also serves as a director of Rational Software Corporation, a maker of object-oriented software development tools, Electronic Arts Inc., a global interactive entertainment software company, AMB Property Corporation, a real estate company, the National Science and Technology Medal Foundation and the Bay Area Council. He has a B.A. in Economics and Public Policy from Princeton University and studied management at the University of Oxford as a Rhodes Scholar.

     David A. Coulter. Director. Mr. Coulter was named a director of the Company in April, 1999. He is a partner in the Beacon Group, a venture capital firm based in New York City. Prior to joining Beacon, Mr. Coulter had served as President of BankAmerica Corporation following its merger with NationsBank Corporation. From January, 1996 to September, 1998, Mr. Coulter was Chief Executive Officer, and from May 1996 to September, 1998, Chairman of the Board of Directors of BankAmerica. He became President of BankAmerica in August, 1995, and a director in October 1995. Prior to his appointment as President, Mr. Coulter was vice chairman of BankAmerica. Mr. Coulter is also a director of PG&E.

     Howard B. Hillman. Director. Mr. Hillman has been a director of the Company since July 1989. He was an officer of Chemical Bank from 1960 to 1969 and has been a venture capitalist since leaving Chemical Bank. Mr. Hillman became a Director of Auto-trol Technology Corporation, a maker of computer-based technical information management solutions, in 1973 and its President in April 1985. He also currently serves as Auto-trol's Chairman. Mr. Hillman holds an A.B. in Economics from Princeton and an M.B.A. from Harvard Business School.

     William E. Mayer. Director. Mr. Mayer has been a director of the Company since April 1992, except during the period of March 1995 to January 1996. In December 1996, Mr. Mayer formed Development Capital LLC, which invests in private and public companies. From October 1992 to December 1996, Mr. Mayer was Dean of the College of Business and Management at the University of Maryland, College Park. From September 1991 to July 1992, Mr. Mayer was Dean of the Simon Graduate School of Business at the University of Rochester. Prior to the Simon School, Mr. Mayer worked for over 23 years with the First Boston Corporation (now Credit Suisse First Boston), a major investment bank. During his career at First Boston, Mr. Mayer held numerous management positions including President and Chief Executive Officer. Mr. Mayer serves as a director of Lee Enterprises, a diversified media company, Johns Manville Corporation, a manufacturer of insulation and building products, and is a trustee of the Colonial Group of Mutual Funds, a mutual fund company. Mr. Mayer holds a B.S. and an M.B.A. from the University of Maryland.

     William J. Perry. Director. Dr. Perry has been a director of the Company since April 1997. Dr. Perry is currently a professor at Stanford University with a joint appointment in the Department of Engineering/Operations Research and the Institute for International Studies. Dr. Perry served as U.S. Secretary of Defense in the Clinton administration from 1994 to 1997 and was deputy Secretary of Defense from 1993 to 1994. From 1988 to 1993, Dr. Perry was a professor at Stanford University during which time he served as Co-Director of the Center for International Security and Arms Control. He is also a director of the Boeing Company, an aircraft manufacturer, United Technologies Corp., a provider of high technology products and support services to the building systems, automotive, and aerospace industries, and Cylink Corporation, a provider of network security products. Dr. Perry holds a B.S. and M.S. from Stanford University and a Ph.D. in mathematics from Pennsylvania State University.

     William R. Timken. Director. Mr. Timken has been a director of the Company since 1982. Mr. Timken joined the Company in 1969 and was employed by the Company in senior capacities from that time until his retirement in June, 1999. From 1992 until his retirement, Mr. Timken was Vice Chairman of the Company. Mr. Timken is a past member of the Board of Governors of the Pacific Stock Exchange and the Board of Governors of the National Association of Securities Dealers, Inc. Mr. Timken holds a B.A. degree in Economics from Colby College.

EXECUTIVE OFFICERS OF THE COMPANY

     Patrick J. Allen. Chief Financial Officer of the Company and H&Q LLC. Managing Director of H&Q LLC. Mr. Allen joined the Company in May 1995 as Vice President, Finance. On October 1, 1996, Mr. Allen was named as the Company's Chief Financial Officer. In October 1996, Mr. Allen was named a Managing Director of H&Q LLC. From November 1993 to April 1995, Mr. Allen was Chief Operating Officer of Cruttenden Roth, an investment bank. Mr. Allen was previously a Senior Vice President with Kemper Securities, an investment bank, and held various positions from 1988 to 1993, including Chief Financial Officer of a predecessor firm. Mr. Allen had been an auditor with Price Waterhouse, a public accounting firm, in Newport Beach, California from 1984 to 1988. He holds a B.S. in Business Administration from California Polytechnic University in San Luis Obispo.

     Todd D. Bakar. Managing Director and Director of Research, H&Q LLC. Mr. Bakar joined the Company in 1987 as a Research Associate. In 1989, Mr. Bakar was promoted to Research Analyst in the Technology sector. Mr. Bakar was named a Managing Director in 1994 and was named Director of Technology Research in 1997. In November 1998, Mr. Bakar was named Director of Research. He holds a B.A. from the University of California, Berkeley.

     David G. Golden. Managing Director, Co-Director of Investment Banking, H&Q LLC. Mr. Golden joined the Company in 1988. Mr. Golden was named Co-Director of Mergers and Acquisitions in 1992 and was named Director of Mergers and Acquisitions in 1995. In 1998, Mr. Golden was named Co-Director of Investment Banking. From 1984 through 1987, Mr. Golden was employed as an associate at the law firm of

Davis Polk & Wardwell in New York and London, where he practiced corporate finance and securities law. Mr. Golden received his A.B. degree from Harvard University (magna cum laude, Phi Beta Kappa), and a J.D. degree from Harvard Law School, where he was an editor of the Harvard Law Review. Mr. Golden is a member of the Rockefeller University Council.

     John P. Hullar. Managing Director and Director of Worldwide Sales, H&Q LLC. Mr. Hullar joined the Company in 1996, with more than 16 years in the financial services business. Before joining the Company, Mr. Hullar worked at Morgan Stanley for 11 years, in Institutional Sales in New York and in management positions in Research and Sales in Tokyo and London. Upon joining the Company in San Francisco, he assumed his current position as Managing Director and Director of Worldwide Sales where he oversees all aspects of U.S. and International Institutional Sales and Accounts, Executive Financial Services and Venture Services Sales. Mr. Hullar holds a B.A. from Yale University and attended N.Y.U.'s Stern Business School.

     Steven N. Machtinger. Managing Director, General Counsel and Secretary. Mr. Machtinger has served as the Company's General Counsel and Secretary since 1988. He was named a Managing Director in 1990. Mr. Machtinger was an attorney with the SEC from 1974 to 1983 and was General Counsel of Birr, Wilson & Co., Inc., an investment bank, from 1983 to 1988. Mr. Machtinger holds a B.A. in Government from Harvard College and a J.D. from the University of California, Davis.

     David M. McAuliffe. Chief Operating Officer. Mr. McAuliffe joined the Company in July 1995 as Managing Director and Co-Director of Investment Banking. In September 1996, Mr. McAuliffe was named Chief Administrative Officer of the Company. In March 1998, he was named Chief Operating Officer with day-to-day responsibility for the firm's broker-dealer activities, including research, syndicate, investment banking, sales, trading and administration. Prior to joining the Company, Mr. McAuliffe served in various capacities in the Investment Banking and Merchant Banking divisions of Kidder Peabody & Co., an investment bank, from 1974 to 1995. From April 1992 to May 1995, he served as Kidder Peabody & Co.'s Co-Head of the Global Investment Banking Division. Mr. McAuliffe holds a B.A. in Accounting from Boston College and an M.B.A. from Harvard Business School.

     Cristina M. Morgan. Managing Director, Co-Director of Investment Banking, H&Q LLC. Ms. Morgan joined the Company in 1982 as a research analyst, became a principal in Corporate Finance in 1984 and has been a Senior Vice President of H&Q LLC and its predecessor entity since March 1990. In 1990, Ms. Morgan was elected Managing Director, Technology Equities in Corporate Finance, and in 1992, was named Director of Investment Banking. Since July 1995, Ms. Morgan has been Co-Director of Investment Banking. Ms. Morgan holds a B.S. in Finance and an M.B.A. in Finance from Arizona State University.

     All officers serve at the discretion of the Board. There are no family relationships between directors or executive officers of the Company.

GENERAL INFORMATION ABOUT THE BOARD, COMMITTEES OF THE BOARD AND DIRECTOR COMPENSATION

  Board Meetings and Committees

     During the fiscal year ended September 30, 1998, the Board met a total of five times and acted by unanimous written consent four times. No director attended fewer than 75% of the meetings of the Board held during the last fiscal year.

     The Company's Board has standing audit and executive compensation committees. The Company has no standing nominating committee. The Audit Committee of the Board consists of directors Hillman and Mayer, neither of whom is an employee of the Company. This committee is primarily responsible for reviewing the services performed by the Company's independent accountants, evaluating the Company's accounting policies and its system of internal controls, and reviewing significant finance transactions. The Audit Committee met one time during the fiscal year ended September 30, 1998, and both members attended the meeting.

     The Executive Compensation Committee of the Board consists of Mr. Mayer, who is not an employee of the Company. This committee is primarily responsible for reviewing and recommending compensation to be paid to officers and consultants of the Company, and for administering the 1996 Equity Plan and the 1996

Bonus and Deferred Sales Compensation Plan. See "Report of the Executive Compensation Committee of the Board on Executive Compensation." The Executive Compensation Committee acted by unanimous written consent once during the fiscal year ended September 30, 1998.

     The Company does not currently pay fees to its non-employee directors for attendance at meetings. From time to time, in consideration for services rendered by its non-employee directors, the Company has sold Shares to such directors and granted these directors options to purchase Shares of the Company.

  Compensation Committee Interlocks and Insider Participation

     During the fiscal year ended September 30, 1998, the Executive Compensation Committee of the Board consisted of directors William E. Mayer and Edmund H. Shea, Jr., neither of whom is, nor formerly was, an officer or employee of the Company. During the fiscal year ended September 30, 1998, none of the Company's executive officers served on the Board or compensation committee of another entity in which an executive officer of such entity served on the Company's Board or compensation committee.

                             EXECUTIVE COMPENSATION

SUMMARY COMPENSATION TABLE

     The following table sets forth information concerning compensation for fiscal 1998, 1997 and 1996 for services in all capacities to the Company and its subsidiaries by persons who, as of September 30, 1998, were the Chief Executive Officer and four most highly compensated executive officers of the Company other than the Chief Executive Officer (collectively, the "Named Executive Officers").

                                                                                LONG-TERM COMPENSATION
                                                                               ------------------------
                                                                                             SECURITIES
                                      ANNUAL COMPENSATION                      RESTRICTED    UNDERLYING
NAME AND                             ----------------------    OTHER ANNUAL      SHARE        OPTIONS/        ALL OTHER
PRINCIPAL POSITION(1)        YEAR     SALARY      BONUS(2)     COMPENSATION    AWARDS(3)        SARS       COMPENSATION(4)
---------------------        ----    --------    ----------    ------------    ----------    ----------    ----------------
Daniel H. Case III.........  1998    $300,000    $2,700,000      $100,003(5)    $500,000           --         $   88,840
  Chairman of the Board and  1997    $300,000    $3,300,000            --             --           --         $  107,693
  Chief Executive            1996    $300,000    $3,749,865            --             --      892,680         $2,123,883(7)
    Officer(6)
David G. Golden............  1998    $195,000    $1,120,000      $ 76,169(5)    $440,000       30,000         $   81,169
  Managing Director, Co-
  Director of Investment
  Banking, H&Q LLC
Paul L. Hallingby..........  1998    $240,000    $1,050,000            --             --           --         $  119,490
  Vice Chairman, H&Q LLC(8)  1997    $240,000    $1,275,000            --             --                      $  151,723
                             1996    $240,000    $1,418,450            --             --                      $  277,403
David M. McAuliffe.........  1998    $240,000    $  856,000      $ 31,955(5)    $214,000           --         $  137,530
  Chief Operating Officer    1997    $240,000    $  780,000      $  9,737(5)    $195,000           --         $  139,563
                             1996    $240,000    $  800,000(9)   $ 11,078(5)    $100,000      210,680         $   55,173
Cristina M. Morgan.........  1998    $240,000    $  856,000      $ 33,928(5)    $214,000           --         $  153,999
  Managing Director,         1997    $240,000    $  780,000      $ 10,224(5)    $195,000           --         $  242,955(10)
  Co-Director of Investment  1996    $240,000    $2,000,000(11)   $ 22,155(5)   $200,000      112,044         $  358,814(10)
  Banking, H&Q LLC

---------------
 (1) Mr. Golden became an executive officer of the Company during fiscal year 1998. Accordingly, compensation information for Mr. Golden is provided only for fiscal 1998.

 (2) Includes bonuses earned in applicable fiscal year but paid in following fiscal year.

 (3) Represents value of Shares earned in applicable fiscal year but issuable in subsequent fiscal years pursuant to the terms of the Company's 1996 Equity Plan and 1996 Bonus and Deferred Sales Compensation Plan. Such Shares vest in equal installments over a three-year period following the date of grant, subject to the individual's continuing employment on such dates. As of September 30, 1998, the aggregate dollar value and the number of Shares underlying all unvested restricted Share ("Restricted Share") awards held by the Named Executive Officers were as follows (including Shares earned in the fiscal year ended September 30, 1998 but issued after September 30,
     1998): Mr. Case: $673,278 (36,631 Shares); Mr. Golden: $668,720 (36,383
     Shares); Mr. Hallingby; $0 (0 Shares); Mr. McAuliffe: $405,683 (22,072 Shares); Ms. Morgan: $494,514 (26,905 Shares). Holders of Restricted Shares are eligible to vote the Shares and to receive dividends, if any.

 (4) All other compensation includes the following:

      (i) matching contributions in the amount of $2,000 for each Named Executive Officer in fiscal 1998 and $4,000 for each Named Executive Officer except Mr. Golden in each of fiscal years 1997 and 1996 pursuant to the Company's Savings and Employee Stock Ownership Plan under Internal Revenue Code Section 401(k) ("SESOP").

     (ii) premiums paid by the Company in the amount of $123 for each Named Executive Officer for group term life insurance in fiscal 1998, $156 for each Named Executive Officer except Mr. Golden for group term life insurance in fiscal 1997, and $186, $156, $183 and $156 for Messrs. Case, Hallingby and McAuliffe and Ms. Morgan, respectively, for group term life insurance in fiscal 1996.

     (iii) payments of $69,168, $104,930 and $99,784 to Messrs. Case and Hallingby and Ms. Morgan, respectively, pursuant to merger-related SESOP compensation in fiscal 1996.

     (iv) SAR payments of $67,300, $117,367, $84,417 and $100,833 to Messrs.
          Golden, Hallingby and McAuliffe and Ms. Morgan, respectively, in fiscal 1998, SAR payments of $147,567, $84,417 and $123,484 to Messrs. Hallingby and McAuliffe and Ms. Morgan, respectively, in fiscal 1997, and SAR payments of $168,317 and $110,467 to Mr. Hallingby and Ms. Morgan, respectively, in fiscal 1996. See "Aggregated SAR Payouts for Fiscal 1998."

      (v) forgiveness of debt to the Company of $86,717, $11,746, $50,990 and $51,043 for Messrs. Case, Golden and McAuliffe and Ms. Morgan, respectively, in fiscal 1998, forgiveness of debt to the Company of $103,537, $50,990 and $67,863 for Messrs. Case and McAuliffe and Ms. Morgan, respectively, in fiscal 1997, and forgiveness of debt to the Company of $98,550, $50,990 and $65,370 for Messrs. Case and McAuliffe and Ms. Morgan, respectively, in fiscal 1996.

 (5) Represents the value of the difference between the price paid by the officer for Shares and the fair market value of such Shares at the date of purchase.

 (6) Excludes $206,273 received from Hambrecht & Quist Guaranty Finance, L.P. ("Guaranty Finance") in fiscal 1996 as compensation for consulting services, distribution on capital and profit sharing. Guaranty Finance is a majority owned subsidiary of the Company.

 (7) In addition to the amounts described in footnote 4 above, includes compensation in the amount of $1,951,979 to Mr. Case in connection with a series of transactions designed to increase his equity ownership in the Company.

 (8) Mr. Hallingby resigned as an executive officer of the Company on March 31, 1999.

 (9) $80,000 of this amount is a deferred bonus payable over three years beginning in April 1997, subject to the individual's continued employment on such dates.

(10) In addition to the amounts described in footnote 4 above, includes $47,452 and $79,037 received in fiscal years 1997 and 1996, respectively, in connection with participations in venture capital funds profits provided by the Company. See "Certain Relationships and Related Transactions."

(11) $240,000 of this amount is a deferred bonus payable over three years beginning in April 1997, subject to the individual's continued employment on such dates.

OPTIONS AND SAR GRANTS DURING FISCAL 1998

     The following table sets forth information concerning the grant of options to each of the Named Executive Officers in fiscal 1998. There were no SARs granted to any Named Executive Officer in fiscal 1998.

                                                   INDIVIDUAL GRANTS                       POTENTIAL REALIZABLE
                                 ------------------------------------------------------      VALUE AT ASSUMED
                                  NUMBER OF     PERCENT OF                                 ANNUAL RATES OF STOCK
                                 SECURITIES    TOTAL OPTIONS                              PRICE APPRECIATION FOR
                                 UNDERLYING     GRANTED TO     EXERCISE OR                    OPTION TERM(1)
                                   OPTIONS     EMPLOYEES IN    BASE PRICE    EXPIRATION   -----------------------
NAME                             GRANTED(#)     FISCAL YEAR     ($/SHARE)       DATE        5%($)        10%($)
----                             -----------   -------------   -----------   ----------   ----------   ----------
David G. Golden................    30,000          4.06%         $32.75       11/3/04      $399,976     $923,115

---------------
(1) Potential Realizable Value is based on certain rates of appreciation pursuant to rules prescribed by the SEC.

AGGREGATED OPTION EXERCISES DURING FISCAL 1998 AND FISCAL YEAR-END OPTION VALUES

     The following table sets forth for each of the Named Executive Officers certain information concerning options exercised during fiscal 1998 and the number of shares subject to both exercisable and unexercisable stock options as of September 30, 1998. Also reported are values for "in-the-money" options that represent the positive spread between the respective exercise prices of outstanding options and the fair market value of the Shares as of September 30, 1998:

                                                                   NUMBER OF               VALUE OF UNEXERCISED
                              NUMBER OF                     UNEXERCISED OPTIONS AT        IN-THE-MONEY OPTIONS AT
                                SHARES                       SEPTEMBER 30, 1998(#)       SEPTEMBER 30, 1998(1)($)
                             ACQUIRED ON       VALUE      ---------------------------   ---------------------------
NAME                         EXERCISE(#)    REALIZED($)   EXERCISABLE   UNEXERCISABLE   EXERCISABLE   UNEXERCISABLE
----                         ------------   -----------   -----------   -------------   -----------   -------------
Daniel H. Case III.........         --              --      357,072        535,608       4,235,767      6,353,650
David G. Golden............         --              --       64,680         53,340         807,625        303,332
Paul L. Hallingby..........     38,000         616,580       38,000            -0-         521,260            -0-
David M. McAuliffe.........         --              --       88,000         72,000       1,023,040        755,760
Cristina M. Morgan.........     41,363       1,073,001       16,000         34,681         160,000        366,703

---------------
(1) Calculated by determining the difference between the fair market value of the securities underlying the options based on the closing sale price of the Shares on September 30, 1998 ($18.38) and the exercise price of the Named Executive Officer's options.

AGGREGATED SAR PAYOUTS FOR FISCAL 1998

     The following table sets forth for each of the Named Executive Officers certain information concerning SAR payouts during fiscal 1998, the number of securities underlying SARs outstanding at September 30, 1998 and the unrealized value of unvested SARs at September 30, 1998.

                                                             NUMBER OF SECURITIES   UNREALIZED VALUE OF SARS
                                            SAR PAYOUTS IN    UNDERLYING SARS AT        AT SEPTEMBER 30,
NAME                                        FISCAL 1998(1)    SEPTEMBER 30, 1998            1998(2)
----                                        --------------   --------------------   ------------------------
Daniel H. Case III........................           --                 --                       --
David G. Golden...........................     $ 67,300             20,000                  $33,767
Paul L. Hallingby.........................     $117,367             35,000                      -0-
David M. McAuliffe........................     $ 84,417             25,000                  $84,417
Cristina M. Morgan........................     $100,833             30,000                  $33,767

---------------
(1) SAR payouts for fiscal 1998 reflect payouts of SARs granted during fiscal 1995 and 1996.

(2) The unrealized value of SARs at the fiscal year end is calculated by aggregating the unvested and unpaid value of SARs granted in fiscal 1996.

EMPLOYMENT AGREEMENT AND CHANGE IN CONTROL PROVISIONS

     The Company entered into an employment agreement with Daniel H. Case III in 1992. The agreement provides that if the Company terminates Mr. Case's employment without cause, or if Mr. Case resigns within six months after a change in control of the Company, then (i) he is entitled to receive a payment equal to 25% of the total compensation he received in the 24-month period immediately preceding the date of his resignation, (ii) half of any stock options previously granted by the Company to Mr. Case that are not yet vested will vest and such options will remain exercisable for a two-year period following the resignation and (iii) Mr. Case will retain the right to co-invest in venture capital opportunities of the Company on the same basis as executive officers of the Company for a period of two years following such resignation or until he becomes employed by another full-service investment banking firm.

     Restricted Share awards and stock option grants to the Named Executive Officers other than Mr. Case contain provisions providing for the acceleration of benefits in the event of a change in control of the Company. All awards of Restricted Shares were made under the Company's 1996 Equity Plan. The treatment of such awards in the event of a change in control is described under Item 3(b)(2) of the Schedule 14D-9. Stock option awards held by the Named Executive Officers vest over a five-year period from the date of grant. With respect to certain of these stock option awards, vesting accelerates upon a change in control of the Company. See Item 3(b)(2) of the Schedule 14D-9.

PERFORMANCE GRAPH

     The following graph compares total stockholder return on the Shares with the cumulative total return of the S&P 500 Index and the Dow Jones Securities Brokers Index for the period from August 9, 1996, the effective date of the Company's initial public offering, to September 30, 1998. The graph assumes an investment of $100 on August 9, 1996 and reinvestment of any dividends. Note that historic stock price performance is not necessarily indicative of future stock price performance.

                 COMPARISON OF 26 MONTH CUMULATIVE TOTAL RETURN
                AMONG HAMBRECHT & QUIST GROUP, THE S&P 500 INDEX
                   AND THE DOW JONES SECURITIES BROKERS INDEX

                                                                                                          DOW JONES SECURITIES
                                                 HAMBRECHT & QUIST GROUP            S & P 500                    BROKERS
                                                 -----------------------            ---------             --------------------
Aug 9, 96                                                  100                         100                         100
Sept 96                                                    121                         104                         100
Sept 97                                                    220                         146                         207
Sept 98                                                    115                         159                         160

         SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

     The following table sets forth certain information with respect to beneficial ownership of Shares as of September 30, 1999 by (i) each Named Executive Officer, (ii) each director, (iii) each holder of more than 5% of the Shares known to the Company and (iv) all current directors and executive officers as a group. Except as indicated in the footnotes to this table, the persons named in the table have sole voting and investment power with respect to all Shares shown as beneficially owned by them, subject to community property laws where applicable.

                                                               NUMBER OF
                                                                 SHARES
NAMED EXECUTIVE OFFICERS,                                     BENEFICIALLY    PERCENT
DIRECTORS AND 5% BENEFICIAL OWNERS                              OWNED(1)      OF CLASS
----------------------------------                            ------------    --------
Daniel H. Case III(2).......................................   1,897,037         7.5%
David G. Golden(3)..........................................     178,573           *
David M. McAuliffe(4).......................................     403,992         1.6%
Cristina M. Morgan(5).......................................     344,462         1.4%
David A. Coulter............................................           0          --
Howard B. Hillman...........................................           0          --
William E. Mayer(6).........................................     128,800           *
William J. Perry(7).........................................       8,000           *
William R. Timken(8)........................................   1,127,360         4.6%
William R. Hambrecht(9).....................................   2,188,813         8.9%
  550 15th Street
  San Francisco, CA 94103
Hambrecht & Quist Savings and Employee Stock Ownership Trust
("SESOT")(10)...............................................   1,161,741         4.7%
All executive officers and directors as a group (13
  persons)(11)..............................................   4,516,412        17.7%

---------------
  *  Less than 1%

 (1) Beneficial ownership is determined in accordance with SEC rules. In computing the number of Shares beneficially owned by a person and the percentage ownership of that person, Shares subject to options held by that person that are currently exercisable or exercisable within 60 days of September 30, 1999 are deemed outstanding. Such Shares, however, are not deemed outstanding for the purposes of computing the percentage ownership of each other person. To the Company's knowledge, except as set forth in the footnotes to this table and subject to applicable community property laws, each person named in the table has sole voting and investment power with respect to the Shares set forth opposite such person's name. The address for Mr. Case, a beneficial owner of greater than 5% of the Shares, is care of Hambrecht & Quist Group, One Bush Street, San Francisco, California 94104. Exercisable options reported in this table do not include the effect of any acceleration that may occur as a result of the proposed Offer or Merger.

 (2) Includes options to purchase 551,608 shares exercisable within 60 days of September 30, 1999 and 16,547 shares held in trust by the SESOT for the benefit of Mr. Case.

 (3) Includes options to purchase 48,000 shares exercisable within 60 days of September 30, 1999 and 6,292 shares held in trust by the SESOT for the benefit of Mr. Golden.

 (4) Includes options to purchase 30,000 shares exercisable within 60 days of September 30, 1999 and 388 shares held in trust by the SESOT for the benefit of Mr. McAuliffe.

 (5) Includes options to purchase 30,000 shares exercisable within 60 days of September 30, 1999 and 23,811 shares held in trust by the SESOT for the benefit of Ms. Morgan.

 (6) Includes options to purchase 24,000 Shares exercisable within 60 days of September 30, 1999.

 (7) Includes options to purchase 8,000 Shares exercisable within 60 days of September 30, 1999.

 (8) Includes options to purchase 6,000 Shares exercisable within 60 days of September 30, 1999 and 24,572 Shares held in trust by the SESOT for the benefit of Mr. Timken.

 (9) The above Share information is based solely on information contained in a Statement in Changes of Beneficial Ownership on Form 4 dated June 8, 1998 filed with the SEC.

(10) Represents Shares held by the SESOT for the benefit of current and former employees of the Company. The Trustee of the SESOT is Merrill Lynch Trust Co. FSB., located at 50 Fremont Street, 17th Floor, San Francisco, CA 94105. Each beneficiary is entitled to instruct the Trustee as to the voting or tendering of any full or partial Shares held on his or her behalf.

(11) Includes options to purchase 983,458 shares exercisable within 60 days of September 30, 1999 and 94,154 Shares held in trust by the SESOT.

SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

     Section 16(a) of the Exchange Act requires the Company's officers and directors, and persons who own more than ten percent of a registered class of the Company's equity securities, to file reports of securities ownership and changes in such ownership with the SEC. Officers, directors and greater than ten-percent stockholders also are required by rules promulgated by the SEC to furnish the Company with copies of all Section 16(a) forms they file.

     Based solely upon a review of the copies of such forms furnished to the Company, or written representations that no Form 5s were required to be filed with the SEC, the Company believes that, during the fiscal year ended September 30, 1998, its officers, directors and greater than ten-percent beneficial owners complied with all applicable Section 16(a) filing requirements.

                 REPORT OF THE EXECUTIVE COMPENSATION COMMITTEE
                     OF THE BOARD ON EXECUTIVE COMPENSATION

     The following report is submitted by the Company's Executive Compensation Committee (the "Committee") which at September 30, 1998 was comprised of two independent outside directors, neither of whom was an officer or employee of the Company or its subsidiaries. The members of the Committee at such time were William E. Mayer and Edmund H. Shea, Jr. The Committee acted by written consent once during the fiscal year ended September 30, 1998.

     The Committee is responsible for the establishment of policies governing and for the implementation, administration and interpretation of all aspects of compensation of the Company's executive officers. The Committee reviews the compensation of executive officers on an ongoing basis and develops plans which are designed to support the Company's business strategies and reflect marketplace practices in a dynamic and intensely competitive industry.

     The Company's executive compensation program is designed to achieve the following results:

     - Support the Company's business strategies and goals;

     - Attract and retain qualified and talented executive officers by providing compensation opportunities comparable to those offered by other leading companies in the financial services industry;

     - Motivate high performance in an entrepreneurial, incentive-driven culture; and

     - Motivate executive officers to assist the Company in achieving superior levels of financial and strategic performance for the Company and its stockholders by closely linking executive compensation to performance in those areas.

     The Company's philosophy is to compensate executive officers based on their individual performance and the Company's overall performance. Two main principles guiding this philosophy are to pay market rates and to provide long-term stock ownership. The Company considers equity ownership by its executive officers to be critical to its long-term success. By virtue of the Company's establishment of relatively low fixed base compensation and highly leveraged incentive opportunities, total compensation will vary with revenue levels and financial results of the Company. In keeping with the Company's policy of sustaining its entrepreneurial, incentive-driven culture, no Company-paid retirement benefits are provided to executive officers other than the SESOP as described below.

     The total compensation program for executive officers is comprehensive and integrated to include salary, incentive bonuses, equity-based incentives and certain other forms of compensation.

SALARY

     Base salaries are intended to represent a small portion of total compensation for the Company's executive officers. The greater part of total compensation is based on the Company's financial performance and other factors and is delivered through a combination of cash and equity-based awards. Base salaries for the Company's executive officers are set at a level such that a substantial portion of anticipated aggregate cash compensation is at risk in the form of bonuses and such base salaries are determined prior to the beginning of the ensuing fiscal year. Salaries will be reviewed annually by the Committee for appropriateness in consideration of the Company's compensation policy, marketplace practice, the Company's financial results, and individual position responsibilities and performance.

INCENTIVE BONUSES

     The method of determination of bonuses payable to executive officers, including the Chief Executive Officer, and the criteria considered vary depending on each executive's operating division. However, in each case, the Company's annual incentive bonuses for its executive officers, including those reported under the heading "Annual Compensation -- Bonus" in the Summary Compensation Table, are based on both objective and subjective performance criteria and typically constitute a substantial portion of an individual's total compensation. Objective criteria generally include specific financial and strategic performance objectives for both the Company as a whole and each executive's operating division. Subjective criteria encompass evaluation of the executive's initiative, ability and contribution to overall division and corporate performance, including the executive's contribution to revenue generation. No formal weighting of the various criteria was employed in setting incentive bonuses for fiscal 1998.

     The Company currently pays semiannual bonuses to its executive officers. The bonuses paid to the majority of the executive officers are under the 1996 Bonus and Deferred Sales Compensation Plan (the "Bonus Plan") pursuant to which 80% of the bonus is paid in cash and 20% is paid in Shares, valued at not less than 90% of the fair market value on the date of grant as provided in the Bonus Plan. The Shares vest over three years following the date of grant. At the time the bonus is awarded, each such executive has the choice of declining to accept the Shares and instead receive cash payments with interest payable over three years. Such Shares will vest and such cash payments will be made by the Company only to the extent that the employee is employed by the Company on the first three anniversaries of the bonus date. In fiscal 1998, two of the Named Executive officers were not offered the opportunity to receive their bonus in equity in light of their already substantial equity positions in the Company.

EQUITY-BASED INCENTIVES

     The Company also utilizes stock option and other forms of equity compensation for its executive officers. Combined with the stock bonuses granted pursuant to the Bonus Plan described above, such equity-based incentives are designed to motivate executive officers of the Company by providing an opportunity for financial rewards through the appreciation in the Shares.

     Stock Options. Pursuant to the terms of the 1996 Equity Plan, the Company may grant stock options to its executive officers and selected employees. Option grants made by the Company typically provide for the purchase of Shares at market value on the grant date, become exercisable over five years after the grant date and have a term of seven years. Because the value of the options is dependent on the increase of the market value of the Shares, the options provide a long-term incentive for executives to stay with the Company and to increase the market value of the Shares. It is expected that all future stock option grants will be made pursuant to the 1996 Equity Plan or such other equity plan as may succeed such plan.

     SESOP. The Company has a SESOP in which all salaried employees are eligible to participate after six months of service. The SESOP provides for a salary deferral plan, in which the Company may, in its discretion, match the first $4,000 contributed by each participant during the plan year with a partial or equivalent amount of its Shares. Each of the executive officers is eligible to participate in the SESOP.

OTHER COMPENSATION ARRANGEMENTS

     As a result of the diversity in the Company's business and individual employee job responsibilities, the Company strives to maintain flexibility with respect to its compensation programs. In addition to the compensation arrangements described above, the Company has from time to time adopted employee benefit plans and other arrangements in which executive officers are permitted to participate. Such arrangements include the ability to co-invest with the Company in venture capital investments and participate in the profits to the Company as a result of such investments. The ability to participate in such venture capital investments is not tied to Company performance. In addition, the Company has established a leveraged employee venture fund pursuant to which employees are permitted to invest alongside the Company entities in certain investments.

COMPENSATION OF THE CHIEF EXECUTIVE OFFICER

     In setting the Chief Executive Officer's total compensation for fiscal 1998, in addition to the criteria referenced above, the Board took into account the historic long-term performance of the Company under his leadership and its strategic progress. In addition, the Chief Executive Officer's compensation is based in part on his direct contribution to revenue generation as a result of his involvement in investment banking activities.

     The Company believes that the total compensation of the Chief Executive Officer is appropriate relative to his performance, the performance of the Company and the compensation of other senior executives of high-performing investment banking firms.

TAX CONSIDERATIONS

     Section 162(m) of the Internal Revenue Code of 1986, as amended, (the "Code") generally denies a tax deduction to any publicly-held corporation for compensation that exceeds $1 million to any of the five most highly compensated executive officers in a taxable year, subject to exceptions for "performance-based compensation" as defined in the Code and compensation paid pursuant to certain plans in place prior to a company's initial public offering. In determining compensation for executive officers, the Company's primary consideration is achievement of the Company's strategic goals, taking into consideration competitive practices, market conditions and other factors. To the extent that fulfilling these goals is consistent with obtaining tax deductions, the Company is committed to making compensation awards that will qualify for tax deductions.

                                          EXECUTIVE COMPENSATION COMMITTEE

                                          WILLIAM E. MAYER
                                          EDMUND H. SHEA, JR.

                 CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

PARTICIPATION BY EMPLOYEES, DIRECTORS, OFFICERS AND 5% STOCKHOLDERS IN VENTURE CAPITAL INVESTMENTS

     Employees and officers of the Company are required to offer to the Company opportunities which they encounter to invest in companies in the Company's areas of focus. The Company has the right to take its desired investment position in such opportunities. If the Company rejects such opportunity, the originating employee may make such investment. If the Company invests in such opportunities, it typically will invest an amount equal to at least twice the amount of the largest investment by a Company employee. After the Company takes its desired investment position it will typically syndicate such opportunities for investment by eligible employees and selected outside investors. Such syndicated investments are made through independent limited partnerships formed for the sole purpose of making the investment. Syndicated investments sponsored by entities independent of the Company are also made available to eligible employees and selected outside investors and such persons may invest side-by-side with the Company. Occasionally, the Company will be asked to participate in an investment which is not a candidate for syndication to all eligible Company employees. In such instance, a small number of the Company's employees directly involved with the Company or the transaction may invest side-by-side with the Company (or one of its wholly owned subsidiaries) on a direct, non-syndicated basis. In addition, directors of the Company and entities affiliated with such directors may also invest side-by-side with the Company's venture capital funds or may commit capital to Company-affiliated venture capital funds and have from time to time done so. Side-by-side investments are generally made on the same terms as those applicable to other participants in the same transaction. The following table summarizes venture capital investments made through Company-sponsored syndicated partnerships by the Company's directors, executive officers and 5% stockholders during the fiscal year ended September 30, 1998.

                   VENTURE INVESTMENTS BY EXECUTIVE OFFICERS,
                         DIRECTORS AND 5% STOCKHOLDERS

                                                                AGGREGATE
                                                                AMOUNT OF
NAME                                                           INVESTMENTS
----                                                          --------------
Daniel H. Case III(1).......................................   $ 1,330,561
Patrick J. Allen............................................   $    93,528
David G. Golden.............................................   $   155,777
Paul L. Hallingby(2)........................................   $    77,075
John P. Hullar..............................................   $    94,513
Steven N. Machtinger........................................   $    35,454
David M. McAuliffe..........................................   $   144,642
Cristina M. Morgan..........................................   $   590,319
William R. Timken...........................................   $ 2,113,341
Howard B. Hillman...........................................   $ 1,111,430
William E. Mayer............................................   $   982,309
Edmund H. Shea, Jr.(3)......................................   $10,710,295
William R. Hambrecht(4).....................................   $ 4,481,816

---------------
(1) Includes investments made by Stacey Case, Mr. Case's wife.

(2) Mr. Hallingby resigned as an executive officer of the Company on March 31, 1999.

(3) Includes investments made by J.F. Shea Co., Inc., which Mr. Shea may be deemed to control. Mr. Shea resigned as a director of the Company on August 5, 1999.

(4) Consists of investments made by the Hambrecht 1980 Revocable Trust, of which Mr. Hambrecht is the sole trustee and a beneficial owner.

     In addition to their pro rata return on investment, the Company allocates to certain of its professionals, including certain of those listed above, a portion of the profits realized from particular venture investments based on such professionals' specific contributions to identifying, structuring and monitoring the investment.

     As a result of venture capital investments by the Company's officers, directors and employees, such persons, along with entities affiliated with the Company, hold significant equity interests in a number of private and public companies. From time to time, the Company has provided investment banking services such as underwriting and merger and acquisition services to such companies. In addition, the Company enters into transactions with such companies on an arm's length basis with terms that the Company believes are no less favorable than those that would be negotiated with other third parties. Transactions entered into with companies in which the Company's officers, directors and related entities have investments include purchasing additional equity, providing merger and acquisition advice, loaning funds, guaranteeing obligations and providing letters of credit. To the extent that a portion of the Company's original investment was syndicated, a corresponding percentage of any such future transactions are syndicated to the original investors.

INDEBTEDNESS OF OFFICERS AND DIRECTORS

     The Company's executive officers during fiscal 1998 listed below have been indebted to the Company in the amounts and for the periods set forth below. The purpose of the indebtedness in each case was to permit the exercise of options to purchase Shares, the purchase of Restricted Shares or the purchase of units of Hambrecht & Quist, L.P., a California limited partnership. All such indebtedness is due five years after issuance, bears interest at approximately the minimum rate necessary to avoid imputation of interest income for tax purposes and is secured by the shares purchased with recourse against the borrower only to the extent of the borrower's equity interest in the Company and the borrower's rights to receive compensation from the Company. "Type A" indebtedness is repayable with 15% of the gross amount of each semi-annual Company bonus withheld from the borrower's net pay. "Type B" indebtedness is forgiven at the rate of 20% of the initial principal amount and accrued interest at January 15, of each year of the term of such indebtedness.

                                                                           AGGREGATE BALANCE
                                                  HIGHEST BALANCE          OUTSTANDING AS OF
                                                 DURING FISCAL 1998        SEPTEMBER 30, 1998
                                               ----------------------    ----------------------
NAME                                             TYPE A       TYPE B       TYPE A       TYPE B
----                                           ----------    --------    ----------    --------
Daniel H. Case III(1)........................  $1,746,662    $198,670    $1,181,583    $111,953
Patrick J. Allen.............................  $   69,925    $ 33,586            --    $ 22,391
David G. Golden..............................          --    $ 22,941            --    $ 11,195
Paul L. Hallingby(1)(2)......................  $  905,934          --    $  577,457          --
Steven N. Machtinger.........................  $  141,786    $  9,980    $   93,193    $  4,990
David M. McAuliffe...........................  $  142,263    $152,973    $   23,127    $101,980
Cristina M. Morgan...........................          --    $107,020            --    $ 55,977

---------------
(1) Mr. Case's and Mr. Hallingby's indebtedness is repayable in installments of 20% of their respective cash bonuses, if any.

(2) Mr. Hallingby resigned as an executive officer of the Company on March 31, 1999.

TRANSACTIONS WITH H&Q VENTURE ASSOCIATES

     Effective July 1, 1998, the Company established a strategic relationship with H&Q Venture Associates, L.L.C., a California limited liability company ("Venture Associates"). Venture Associates is an independent venture capital organization owned and managed by former employees of the Company that provides fund administration services to the Company and to outside parties. The Company has profit participation interests of varying percentages in the investment funds and partnerships managed and administered by Venture Associates. In addition, the Company has profit participation interests of varying percentages in certain investment funds and partnerships managed by WR Hambrecht + Co., L.L.C., a California limited liability company ("WR Hambrecht") that are administered by Venture Associates. William R. Hambrecht, a 5% stockholder of the Company as of September 30, 1998, is a member of Venture Associates and WR Hambrecht.

TRANSACTIONS WITH SAVINGS AND EMPLOYEE STOCK OWNERSHIP PLAN

     Each fiscal year, pursuant to the terms of the SESOT, the Company has historically matched a portion of each participant's contribution to the SESOT in Shares. As of September 30, 1999, the SESOT held approximately 4.7% of the Company's outstanding Shares. The Company's match is made initially in the form of a cash payment to the SESOT and the SESOT in turn purchases the number of Shares necessary for the match. In November 1997, the Company completed the match for fiscal 1997 by transferring $1,926,234 to the SESOT which then purchased a total of 58,498 Shares from the Company for the match. In November 1998, the Company completed the match for fiscal 1998 by transferring $1,092,419 to the SESOT which then purchased a total of 42,630 Shares from the Company for the match. The value of the Shares purchased for the 1997 and 1998 matches were established based on the market value of the Shares on the date of the purchases of the Shares.

SECURITIES TRADING FOR EMPLOYEES

     Certain directors, officers and employees of the Company maintain margin accounts with H&Q LLC, the Company's 100% beneficially owned subsidiary, on the same terms available to persons unaffiliated with the Company, including interest rates and collateral on outstanding margin loans. From time to time, directors, officers and other employees of the Company may buy or sell securities to or from H&Q LLC as principal or through H&Q LLC as agent in its capacity as a registered securities broker-dealer. Such transactions are generally executed on terms (i.e., commissions, mark-ups and mark-downs) more favorable to the employee-customer than those available to similarly-situated non-employee customers of the Company.

                                                                         ANNEX B
HAMBRECHT & QUIST LLC                                            ONE BUSH STREET
                                                         SAN FRANCISCO, CA 94104
                                                                  (415) 439-3000

September 27, 1999

Confidential

The Board of Directors
Hambrecht & Quist Group
One Bush Street
San Francisco, CA 94104

Gentlemen:

You have requested our opinion as to the fairness from a financial point of view to the holders of the outstanding shares of common stock (the "Common Stock") of Hambrecht & Quist Group ("H&Q" or the "Company") of the consideration to be received by such shareholders in connection with a proposed transaction as set forth below.

We understand that H&Q, The Chase Manhattan Corp. ("Chase Manhattan") and Bridge Acquisition Corp. ("Merger Sub"), a wholly owned subsidiary of Chase Manhattan, propose to enter into an Agreement and Plan of Merger (the "Agreement") to be dated as of September 27, 1999. The terms of the Agreement provide, among other things, that (i) Merger Sub will promptly commence a tender offer (the "Offer") to purchase for cash all of the outstanding shares of Common Stock at a purchase price of $50.00 per share, net to the seller in cash, upon the terms and subject to the conditions set forth in the Agreement and certain ancillary documents to be filed with the Securities and Exchange Commission; and (ii) the Merger Sub will subsequently be merged (the "Merger") with and into the Company in a transaction which will provide the remaining holders of shares of Common Stock (other than Chase Manhattan, H&Q, the Merger Sub or their respective subsidiaries, and holders who have perfected their appraisal rights, if any, under Delaware law) with $50.00 per share in cash. The Offer and the Merger constitute the "Proposed Transaction".

Hambrecht & Quist LLC, as part of its investment banking services, is regularly engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, strategic transactions, corporate restructurings, negotiated underwritings, secondary distributions of listed and unlisted securities, private placements and valuations for corporate and other purposes. We have acted as a financial advisor to the Board of Directors of H&Q in connection with the Proposed Transaction.

In connection with our review of the Proposed Transaction, and in arriving at our opinion, we have, among other things:

     (i) reviewed the publicly available consolidated financial statements of Chase Manhattan for recent years and interim periods to date and certain other relevant financial and operating data of Chase Manhattan made available to us from published sources;

     (ii) reviewed the publicly available consolidated financial statements of H&Q for recent years and interim periods to date and certain other relevant financial and operating data of H&Q made available to us from published sources and from the internal records of H&Q;

     (iii) reviewed certain internal financial and operating information relating to H&Q prepared by the senior management of H&Q;

     (iv) discussed the business, financial condition and prospects of H&Q with certain members of senior management;

     (v) reviewed the recent reported prices and trading activity for the common stock of H&Q and compared such information and certain financial information for H&Q with similar information for certain other companies engaged in businesses we consider comparable;

     (vi) reviewed the financial terms, to the extent publicly available, of certain comparable merger and acquisition transactions;

     (vii) participated on behalf of the Board of Directors of H&Q in the negotiations leading to the Proposed Transaction;

     (viii) reviewed the Agreement dated September 27, 1999; and

     (ix) performed such other analyses and examinations and considered such other information, financial studies, analyses and investigations and financial, economic and market data as we deemed relevant.

In rendering our opinion, we have assumed and relied upon the accuracy and completeness of all of the information concerning Chase Manhattan or H&Q considered in connection with our review of the Proposed Transaction, and we have not assumed any responsibility for independent verification of such information. We have not prepared any independent valuation or appraisal of any of the assets or liabilities of Chase Manhattan or H&Q; nor have we conducted a physical inspection of the properties and facilities of either company. With respect to the financial forecasts and projections made available to us and used in our analysis, we have assumed that they reflect the best currently available estimates and judgments of the expected future financial performance of Chase Manhattan and H&Q. For purposes of this opinion, we have assumed that neither Chase Manhattan nor H&Q is a party to any pending transactions, including external financings, recapitalizations or material merger discussions, other than the Proposed Transaction and those activities undertaken in the ordinary course of conducting their respective businesses. Our opinion is necessarily based upon market, economic, financial and other conditions as they exist and can be evaluated as of the date of this letter and any change in such conditions would require a reevaluation of this opinion.

It is understood that this letter is for the information of the Board of Directors only and may not be used for any other purpose without our prior written consent; provided, however, that this letter may be reproduced in full in any filings with the Securities and Exchange Commission pursuant to the Securities and Exchange Act of 1934. This letter does not constitute a recommendation to any stockholder as to whether such stockholder should accept the Offer.

Based upon and subject to the foregoing and after considering such other matters as we deem relevant, we are of the opinion that as of the date hereof the consideration to be received by the holders of the Common Stock in the Proposed Transaction is fair to such holders from a financial point of view. We express no opinion, however, as to the adequacy or financial fairness of any consideration received in the Proposed Transaction by Chase Manhattan or its affiliates.

Very truly yours,

HAMBRECHT & QUIST LLC

By /s/ PAUL B. CLEVELAND
   -----------------------------------
   Paul B. Cleveland
   Managing Director

                                 EXHIBIT INDEX

EXHIBIT
 NUMBER                            DESCRIPTION
-------                            -----------
*+(a)(1)   Offer to Purchase dated October 4, 1999.
*+(a)(2)   Form of Letter of Transmittal.
 +(a)(3)   Text of press release issued by Parent and the Company dated
           September 28, 1999.
 *(a)(4)   Letter to stockholders of the Company dated October 4, 1999.
 +(a)(5)   Summary Advertisement dated October 4, 1999.
 *(a)(6)   Opinion of H&Q LLC (included as Annex B hereto and
           incorporated herein by reference thereto).
     (b)   Not applicable.
 +(c)(1)   Agreement and Plan of Merger, dated as of September 27,
           1999, among Parent, Purchaser and the Company.
 +(c)(2)   Option Agreement, dated as of September 27, 1999, between
           Parent and the Company.
 +(c)(3)   Tender and Voting Agreement, dated September 27, 1999, among
           Parent and the officers and directors of the Company named therein.
 +(c)(4)   Confidentiality Agreement, dated as of February 8, 1999,
           between the Company and Parent.
 +(c)(5)   Confidentiality Agreement, dated as of March 29, 1999,
           between the Company and Parent.
 +(c)(6)   Employment Agreement, dated September 27, 1999, between
           Chase Securities Inc. and Daniel H. Case III.

---------------
* Included in materials delivered to stockholders of the Company.

+ Filed as an exhibit to the Tender Offer Statement on Schedule 14D-1 of Purchaser and Parent dated October 4, 1999, and incorporated herein by reference.